SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549

                              SCHEDULE 13D

                            (AMENDMENT NO. 3)

               Under the Securities Exchange Act of 1934

                           Powertel, Inc.


                           (Name of Issuer)

               Common Stock, par value $.01 per share

                     (Title of Class of Securities)

                              458 44L 108

                            (CUSIP Number)
    H. T. Arthur, II, Senior Vice President and General Counsel
                           SCANA Corporation
                           1426 Main Street
                          Columbia, SC 29218
                            (803) 376-8547

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            June 22, 1998


      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [  ].

Note: Schedules filed in paper format should include a signed original and five copies of the Schedule, including all exhibits.
See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No   458 44L 108


1)    Names of Reporting Persons

      This Schedule 13D is being filed by a group deemed to have acquired common stock of the Issuer. The names and I.R.S.
      identification numbers of the reporting persons can be found on pages 3 and 4 of this Schedule.

      S.S. or I.R.S. Identification Nos. of Above Persons

2)    Check the Appropriate Box if a Member of a Group (See
      Instructions)
                                                 (a) / /
                                                 (b) / /

3)    SEC Use Only_______________________________________________


4)    Source of Funds (See Instructions)


5)    Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)               /  /


6)    Citizenship or Place of Organization


       Number of             (7)   Sole Voting Power
       Shares Bene-       ficially
       Owned by              (8)   Shared Voting Power
       Each Report-
       ing Person            (9)   Sole Dispositive Power
       With
                            (10)   Shared Dispositive Power


11)   Aggregate Amount Beneficially Owned by Each Reporting
      Person


12)   Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)


13)   Percent of Class Represented by Amount in Row (11)   16.7%


14)   Type of Reporting Person (See Instructions)


CUSIP No   458 44L 108

1)     Names of Reporting Persons SCANA Corporation

       S.S. or I.R.S. Identification Nos. of Above Persons
                        57-0784499


2)    Check the Appropriate Box if a Member of a Group (See
      Instructions)                             (a)  / /
                                                (b)  / /

3)          SEC Use Only_____________________________________________


4)     Source of Funds (See Instructions)

5)     Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)                / /


6)     Citizenship or Place of Organization


       Number of              (7)   Sole Voting Power
       Shares Bene-
       ficially
       Owned by               (8)    Shared Voting Power
       Each Report-
       ing Person             (9)    Sole Dispositive Power
       With
                             (10)    Shared Dispositive Power


11)    Aggregate Amount Beneficially Owned by Each Reporting Person


12)    Check if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)


13)    Percent of Class Represented by Amount in Row (11)   16.7%


14)    Type of Reporting Person (See Instructions)





CUSIP No   458 44L 108

1) Names of Reporting Persons: SCANA Communications, Inc., successor by reason of name change to MPX Systems, Inc.

       S.S. or I.R.S. Identification Nos. of Above Persons
                          57-0784501



2)     Check the Appropriate Box if a Member of a Group (See
       Instructions)                            (a) / /
                                                (b) / /


3)     SEC Use Only______________________________________________


4)     Source of Funds (See Instructions)


5)     Check if Disclosure of Legal Proceedings is Required
       Pursuant to Items 2(d) or 2(e)


6)     Citizenship or Place of Organization



      Number of           (7)   Sole Voting Power
      Shares Bene-      ficially
      Owned by            (8)   Shared Voting Power
      Each Report-
      ing Person          (9)   Sole Dispositive Power
      With
                         (10)   Shared Dispositive Power


11)    Aggregate Amount Beneficially Owned by Each Reporting
       Person

12)    Check if the Aggregate Amount in Row (11) Excludes Certain
       Shares (See Instructions)


13)    Percent of Class Represented by Amount in Row (11)  16.7%


14)    Type of Reporting Person (See Instructions)



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

     This Amendment No. 3 amends and supplements the Statement on
Schedule 13D dated March 26, 1996 filed with the Securities and Exchange Commission (the "Commission") on March 27, 1996, as amended by Amendment No.1 thereto dated June 28, 1996 and filed with the Commission on July 8, 1996 and Amendment No. 2 thereto dated June 10, 1997 and filed with the Commission on July 23, 1997 (collectively, the "Previous Filings") by (i) the group comprised of SCANA Corporation "(SCANA") and MPX Systems, Inc., since renamed SCANA Communications, Inc. ("SCI"), both South Carolina corporations (collectively, the "Group"), (ii) SCANA and (iii) SCI. Capitalized terms used herein without definition have the same meaning as those ascribed to them in the Previous Filings.

Item 2.    Identity and Background.

     The current executive officers of SCANA are William B. Timmerman, Chairman of the Board, Chief Executive Officer and President; John L. Skolds, President and Chief Operating Officer - South Carolina Electric and Gas Company, a wholly owned subsidiary of SCANA ("SCE&G"); Asbury H. Gibbes, Group Executive - SCANA Gas Group; Cathy B. Novinger, Senior Vice President - Administration, Governmental and Public Affairs; Kevin B. Marsh, Senior Vice President - Finance, Chief Financial Officer and Controller; H. Thomas Arthur, II, Senior Vice President, General Counsel and Assistant Secretary; and George J. Bullwinkel, Jr., Senior Vice President - Retail Electric, South Carolina Electric and Gas Company. The principal occupation of the aforementioned officers of SCANA is to act as such officers and, in the case of certain of such officers, as officers of certain of the subsidiaries of SCANA. The business address of the aforementioned officers of SCE&G is the same as the address of the principal executive offices of SCANA.

     The current executive officers of SCI are Mr. Timmerman, Chairman of the Board and Chief Executive Officer, Mr. Bullwinkel, President, Mr. Marsh, Senior Vice President, Chief Financial Officer and Controller and Mr. Arthur, Senior Vice President, General Counsel and Assistant Secretary. The directors of SCI are the same persons as the directors of SCANA.

     The current directors of SCANA, in addition to Mr. Timmerman, who is listed above as an executive officer, are listed below along with their business addresses and principal occupations:

Name and Business Address                  Principal Occupation

Bill L. Amick                           Chairman of the Board and
Amick Farms, Inc.                       Chief Executive Officer
Post Office Box 351                     of Amick Farms, Inc.
Batesburg, South Carolina 29006         (vertically integrated
                                        broiler operations)

James A. Bennett                        Vice President and
First Citizens Bank                     Director
1230 Main Street
Columbia, South Carolina 29202



William B. Bookhart, Jr.                Partner of Bookhart Farms
Bookhart Farms                          (general farming
Post Office Box 140                      business)
Elloree, South Carolina 29047

William T. Cassels, Jr.                  Chairman of the Board of
Southeastern Freight Lines, Inc.         Southeastern Freight
Post Office Box 1691                     Lines, Inc. (trucking
Columbia, South Carolina 29202           business)

Hugh M. Chapman                          Retired Chairman of
NationsBank South                        NationsBank South
Post Office Box 4499
Atlanta, Georgia 30302-4899

Elaine T. Freeman                        Executive Director of
ETV Endowment of South                   ETV Endowment of South
 Carolina, Inc.                          Carolina, Inc. (non-
1029 Woodburn Road                       profit organization)
Spartanburg, South Carolina 29302

Lawrence M. Gressette, Jr.               Chairman of the Board
SCANA Corporation                        Emeritus of SCANA
Columbia, South Carolina 29201           Corporation

W. Hayne Hipp                            President and Chief
The Liberty Corporation                  Executive Officer of The
Post Office Box 789                      Liberty Corporation
Greenville, South Carolina 29602         (insurance and
                                         broadcasting holding
                                         company)

F. Creighton McMaster                    President and Manager of
Winnsboro Petroleum Company              Winnsboro Petroleum
Drawer 449                               Company (wholesale
Winnsboro, South Carolina 29180          distributor of petroleum
                                         products)

Lynne M. Miller                          Co-Founder and President
Environmental Strategies                 (environmental consulting
Corporation                              and engineering firm)
11911 Freedom Drive
Reston, Virginia 20190



John B. Rhodes                           Chairman and Chief
Rhodes Oil Company, Inc.                 Executive Officer of
Post Office Drawer 1545                  Rhodes Oil Company,
Walterboro, South Carolina  29488        Inc. (distributor of
                                         petroleum products)

Maceo K. Sloan                           Chairman/President and
Sloan Financial Group, Inc.              Chief Executive
103 West Main Street, Suite 400          Officer (capital and
Durham, North Carolina 27701-3638        investment management
                                         companies)

     During the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the executive officers and directors of SCANA and SCI are citizens of the United States.

Item 4.             Purpose of Transaction.

     SCI and Powertel, Inc. ("Powertel"), successor by reason of name change to InterCel, Inc.) entered into a Stock Purchase Agreement dated as of June 22, 1998 (the "1998 SCI Agreement") pursuant to which SCI acquired on June 22, 1998, 50,000 shares of Series E 6.5% Convertible Preferred Stock, par value $.01 per share (the "Series E Convertible Preferred Stock"), of Powertel for $75 million. The following summary of certain provisions of the 1998 SCI Agreement does not purport to be complete and is qualified in its entirety by reference to the 1998 SCI Agreement, a copy of which is an exhibit to this Amendment No. 3.

     The Series E Convertible Preferred Stock acquired by SCI from Powertel (i) comprises all of Powertel's preferred stock of that series, (ii) is convertible into Powertel's common stock, par value $.01 per share (the "Common Stock") at the election of SCI at a conversion price (subject to adjustment for certain events resulting in dilution) of $22.01 per share of Common Stock (equivalent to the rate of approximately 68.15 shares of Common Stock for each share of Series E Convertible Preferred Stock) commencing on June 22, 2003, (iii) entitles the holder to receive, when and if declared by the board of directors of Powertel, (a) cumulative dividends at a rate per annum equal to 6.5% of the preference upon liquidation (the "Stated Dividends") plus (b) additional dividends in an additional amount per share equal to the amount by which any quarterly dividends payable on the number of shares of Common Stock into which one share of Series E Convertible Preferred Stock is then convertible exceed the dividends at the stated dividend rate with respect to the Series E Convertible Preferred Stock on an as converted to Common


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

Stock basis, (iv) has a preference upon liquidation of $1,500 per share and (v) is redeemable at the option of Powertel after June 22, 2003, and subject to mandatory redemption on June 1, 2010, for an aggregate redemption price of $1,500 per share plus an amount equal to the value of all accrued and unpaid dividends. The Stated Dividends are payable, at the option of Powertel, in shares of Common Stock of Powertel or cash. Except as otherwise provided by law, the Series E Convertible Preferred Stock is non-voting except with respect to (i) the creation of any class or series of stock ranking prior to the Series E Convertible Preferred Stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up, (ii) the increase in the authorized or issued amount of Series E Convertible Preferred Stock or (iii) the amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any of the provisions of the Certificate of Incorporation of Powertel which would affect any right, power or preference or voting power of Series E Convertible Preferred Stock (except in connection with the authorization or issuance of any series of preferred stock ranking on a parity with or junior to the Series E Convertible Preferred Stock).

     The 1998 SCI Agreement provides that SCI will have certain
"demand" and "piggyback" registration rights exercisable under certain circumstances.

     Powertel and SCI have each covenanted to indemnify the other, under certain circumstances and subject to certain limitations, with respect to (i) certain losses attributable to breaches of representations, warranties or agreements made in the 1998 SCI Agreement and (ii) certain losses incurred in connection with the sales of stock pursuant to the registration rights described above.

     SCI has covenanted under the 1998 SCI Agreement that for a period of one year after the Closing, SCI shall not, without the prior written consent of Powertel, offer, pledge, sell or otherwise transfer or dispose of any shares of the Series E Convertible Preferred Stock, other than pledges or grants of security interests to an unaffiliated bona fide pledgee or transfers to an affiliate of SCI.

     The purchase of the Series E Convertible Preferred Stock was financed through short-term bank borrowings in the amount of $75 million, which is expected to be refinanced through the issuance on July 8, 1998 by SCANA of its 6.25% Medium Term Notes, Series B, due July 8, 2003.

     Depending upon market conditions and various other factors that SCANA and SCI may deem material, they may in the future acquire additional shares of Common Stock or, after the shares of Series B Convertible Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock become convertible, convert the Series B Convertible Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible



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

Preferred Stock into shares of Common Stock. Depending upon the same factors, SCANA and SCI may decide to sell or otherwise dispose of part or all of the investment in Powertel.

     Other than as indicated above, neither SCANA nor SCI has any present plans or proposals which relate to or would result in any of the following (although SCANA and SCI reserve the right to develop such plans or proposals): (i) the acquisition of additional securities of Powertel, or the disposition of securities of Powertel; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Powertel or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Powertel or any of its subsidiaries; (iv) any change in the present board of directors or management of Powertel, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on Powertel's board of directors; (v) any material change in the present capitalization or dividend policy of Powertel; (vi) any other material change in Powertel's business or corporate structure; (vii) any change in Powertel's charter or bylaws or other actions which may impede the acquisition of control of Powertel by any person; (viii) causing a class of securities of Powertel to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of Powertel becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.             Interest in Securities of the Issuer.

     Of the persons identified in Item 2, only the Group, SCANA, SCI, J. B. Rhodes, Kevin B. Marsh and Bill L. Amick own, directly or indirectly, Common Stock. The Group owns 4,494,892 shares of Common Stock through its members. SCI owns of record 4,494,892 shares of Common Stock and SCANA owns indirectly all the shares of Common Stock owned of record by SCI. Mr. Rhodes, Mr. Marsh and Mr. Amick own Common Stock in the amounts of 675 shares, 200 shares and 4,200 shares, respectively. The Group, SCANA and SCI disclaim beneficial ownership of the Common Stock held by Mr. Rhodes, Mr. Marsh and Mr. Amick. The Common Stock owned by the Group through its members, owned of record by SCI and owned indirectly by SCANA, represents approximately 16.7% of the 26,948,955 shares of issued and outstanding Common Stock of Powertel as represented in the 1998 SCI Agreement as of June 22, 1998.

     The Group, through its members, has sole voting power and sole dispositive power with respect to the 4,494,892 shares of Common Stock owned of record by SCI. SCANA and SCI have shared voting power and shared dispositive power with respect to such shares. With respect to the Series B Convertible Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock referred to in Item 4, the Group, through its members, has the sole voting power and sole

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

dispositive power, including the right to cause conversion of the Series B Convertible Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock into Common Stock. SCANA and SCI have shared voting power and shared dispositive power with respect to such shares, including the right to cause conversion of the Series B Convertible Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock into Common Stock.

     SCI owns approximately 9.27% of the common stock and 645,154 shares of the Series A Convertible Preferred Stock, $.01 par value per share (the "ITC Preferred Stock"), of ITC Holding Company, Inc. ("ITC Holding"), which owns approximately 7,337,811 shares or 27.2% of the Common Stock outstanding. Each share of the ITC Preferred Stock is convertible, at the option of the holder, on or after March 14, 2002, into one share of the common stock of ITC Holding. Except as otherwise provided by law, ITC Preferred Stock is non-voting except with respect to (i) the creation of any class or series of stock ranking prior to the ITC Preferred Stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up, (ii) the increase in the authorized or issued amount of ITC Preferred Stock, (iii) the amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any provisions of the Certificate of Incorporation of ITC Holding which would affect any right, power or preference or voting power of ITC Preferred Stock (except in connection with the authorization or issuance of any series of preferred stock ranking on a parity with or junior to the ITC Preferred Stock).

     Reference is made to Item 4 for information with respect to transactions in Common Stock that were effected during the past
60 days by SCANA and SCI.

Item 7.      Material to be Filed as Exhibits.

          I.   Agreement pursuant to Rule 13d-1(f)
         II.   1998 SCI Agreement

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
                          SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 1998
(Date)

SCANA Corporation


By s/William B. Timmerman
(Signature)


William B. Timmerman, Chairman of the Board, President and Chief
Executive Officer
(Name/Title)


July 9, 1998
(Date)

SCANA Communications, Inc.


By s/George J. Bullwinkel, Jr.
(Signature)


George J. Bullwinkel, Jr., President
(Name/Title)

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